UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 5, 2024, announcing the interest rate of the registrant's financing bond.

Istanbul, November 5, 2024

Announcement Regarding the Interest Rate of the Financing Bond with ISIN Code TRFTCELK2417

The interest rate for the 1st coupon payment period of the financing bond with ISIN code TRFTCELK2417 with a nominal amount of TRY 800,000,000, a maturity of 92 days, which was issued by our Company to qualified investors outside the stock exchange on August 5, 2024, has been finalized as 13.5841%.

Board Decision Date	: 27.05.2024

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 8,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 28.06.2024

Capital Market Instrument To Be Issued Info

Type	: Financing Bond
Maturity Date	: 06.11.2024
Maturity (Day)	: 92
Sale Type	: Sale to Qualified Investor
Intended Nominal Amount	: 800,000,000
Intended Maximum Nominal Amount	: 800,000,000
The country where the issue takes place	: Türkiye
Approval Date of Tenor Issue Document	: 28.06.2024
Title of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Central Securities Depository	: Central Securities Depository of Türkiye
Starting Date of Sale	: 05.08.2024
Ending Date of Sale	: 05.08.2024
Nominal Value of Capital Market Instrument Sold	: 800,000,000
Maturity Starting Date	: 06.08.2024
Issue Price	: 1
Interest Rate Type	: Floating Rate
Floating Rate Reference	: TLREF
Additional Return (%)	: 0.65
Traded in the Stock Exchange	: Yes
Payment Type	: TRY Payment
ISIN Code	: TRFTCELK2417
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Interest Rate – Annual Simple (%)	Interest Rate – Annual Compound (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	06.11.2024	05.11.2024	06.11.2024	13.5841	53.8933	65.7549
Principal / Maturity Date Payment Amount	06.11.2024	05.11.2024	06.11.2024

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	29.05.2024	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 5, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 5, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer